SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


********************************************
In the Matter of
Alliant Energy Corporation, et al.                    CERTIFICATE
File No. 70-9891                                      PURSUANT TO
(Public Utility Holding Company Act of 1935)          RULE 24
********************************************






     This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-9891. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated October 3, 2001 (the "Order"), as amended.

     This Certificate is for the period covering April 1, 2003 - June 30, 2003 (hereinafter referred to as the "period").

     The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

1. A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

     ANSWER:

     See attached Exhibit A


2. A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

     ANSWER:

     See attached Exhibit A


3. The consolidated capitalization ratio of Alliant Energy, with consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.

     ANSWER:

     See attached Exhibit B


4.   The market-to-book ratio of Alliant Energy's common stock.

     ANSWER:

     See attached Exhibit C


5. Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

     ANSWER:

     See attached Exhibit D


6. A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

     ANSWER:

     See attached Exhibit E


7. The sales of any common stock or preferred securities by Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

     ANSWER:

     None


8. The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted;

     ANSWER:

     There were no options granted during this period.

     See attached Exhibit F


9. If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

     ANSWER:

     See attached Exhibits G


10. The amount and terms of any Alliant Energy indebtedness issued during the quarter.

     ANSWER:

     None


11. The amount and terms of any financings consummated by any Nonutility Subsidiary that is not exempt under rule 52.

     ANSWER:

     None


12. The notional amount and principal terms of any Interest Rate Hedges or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction.

     ANSWER:

     None


13. The name, parent company and amount invested in any intermediate subsidiary or financing, subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.

     ANSWER:

     Alliant Energy Corporation invested $15.5 million in non-utility energy assets during the period from April 1, 2003 through June 30, 2003.

     See attached Exhibit H

Whiting Petroleum Corporation's Energy Asset Investments:
---------------------------------------------------------

        Asset investments                            $  2,666,982
        Leasing and other activity                   $ 12,848,770
        Proceeds from sales                          $         (0)

                                    Total:           $ 15,515,752


14. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of filing entity and the date of the filing.

     ANSWER:

     (1) Alliant Energy Corporate Services,  Inc. filed a U-6B-2 on May 2, 2003.
     (2) Wisconsin Power and Light Company filed a U-6B-2 on May 2, 2003.

15. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions during the quarter.

     ANSWER:

     Incorporated by reference to Alliant Energy's Form 10-Q for the quarter ended June 30, 2003.

     See Exhibit I



16. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Alliant Energy on a consolidated basis and of each Utility Subsidiary.

     ANSWER:

     See attached Exhibit J


17. A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

     ANSWER:

     See attached Exhibit K


18. Registration statements filed under the Securities Act of 1933 with respect to securities that are subject of this Application will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

     ANSWER:

     Interstate Power and Light Company filed an S-4 Form on March 28, 2003 which became effective on April 11, 2003.







                               S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.


                           ALLIANT ENERGY CORPORATION



                       By:  /s/ Thomas L Hanson
                           -----------------------------------
                           Name: Thomas L. Hanson
                           Title: Vice President and Treasurer

August 29, 2003

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit A
Report Period:  April 1, 2003 - June 30, 2003

Item 1:A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

Item 2:A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

June 30, 2003

                                                                                                                          Aggregate
                                                                                                  Investments Commitments Investment
                                                                                                 -----------------------------------

                                                                                                        (dollars in millions)

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.                                               $     -    $   -     $    -
Alliant Energy Servicios de Mexico, S. de R.L. de C.V.                                                       -        -          -
Anhui New Energy Heat & Power Co. Ltd.                                                                    14.4        -       14.4
Catleo Energia S.A.                                                                                          -        -          -
Companhia de Electricidade de Nova Friburgo S.A.                                                             -        -          -
Companhia Energetica da Borborema S.A.                                                                       -        -          -
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                                                           1.0        -        1.0
Empresa Energetica de Sergipe S.A.                                                                         0.2        -        0.2
Hebei Wuan Peak Heat and Power Co. Ltd.                                                                    7.7        -        7.7
Henan Anfeng Electric Power Co. Ltd.                                                                       9.4        -        9.4
Henan Yongfeng Electric Power Co. Ltd.                                                                    11.4        -       11.4
Infratil Ltd.                                                                                             15.0        -       15.0
Jiaxing JIES Power & Heat Co. Ltd.                                                                        13.4        -       13.4
LDM Utility Co., S.A. de C.V.                                                                             40.5        -       40.5
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                                                              14.2        -       14.2
Sociedade Anonima de Eletrificacao da Paraiba S.A.                                                        90.2        -       90.2
Tai An Hua Feng Peak Heat and Power Co. Ltd.                                                               6.3        -        6.3
Tai An Xin Wen Peak Heat and Power Co. Ltd.                                                                  -        -          -
Tangshan Peak Heat & Power Co. Ltd.                                                                       48.6        -       48.6
Tongxiang TIES Power & Heat Co. Ltd.                                                                      10.4        -       10.4
TrustPower Ltd.                                                                                           65.4        -       65.4
Usina Termeletrica de Juiz De Fora S.A.                                                                   13.9        -       13.9
Zouping Peak CHP Co. Ltd.                                                                                 16.1        -       16.1
Guarantee of debt security intended to finance future FUCO investments                                       -     25.0       25.0
                                                                                                        ----------------------------
        Aggregate Investments in Foreign Utility Companies (FUCOs)                                       378.1     25.0      403.1
                                                                                                        ----------------------------


Alliant Energy Neenah, LLC                                                                                58.7        -       58.7
Guarantee of the debt security of a 6 Mw low Btu gas electric generating
 facility in Cedar Rapids, Iowa                                                                              -      4.3        4.3
                                                                                                        ----------------------------
   Aggregate Investments in Electric Wholesale Generators (EWGs)                                          58.7      4.3       63.0
                                                                                                        ----------------------------
         Total Aggregate Investments in EWGs and FUCOs                                                   436.8     29.3      466.1
                                                                                                        ----------------------------


                                                                                                            Balance at      Average
                                                                                                          end of quarter    balance
                                                                                                        ----------------------------

Alliant Energy's consolidated retained earnings at September 30, 2002                                             757.8
Alliant Energy's consolidated retained earnings at December 31, 2002                                              758.2
Alliant Energy's consolidated retained earnings at March 31, 2003                                                 734.7
Alliant Energy's consolidated retained earnings at June 30, 2003                                                  743.7
Alliant Energy's "consolidated retained earnings" at June 30, 2003 (average of ending balance of four previous quarters)     748.6
                                                                                                                        ------------
Amount remaining under the Requested EWG/FUCO Investment Authority.                                                         $282.5
                                                                                                                        ============

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit B
Report Period:  April 1, 2003 - June 30, 2003


Item 3:  The  consolidated   capitalization   ratio  of  Alliant  Energy,   with
     consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.


Alliant Energy Corporation Consolidated Statement of Capitalization
June 30, 2003
(amounts in thousands of dollars)

                                                    Amounts          Percentage
                                                --------------------------------


Common equity                                      $ 1,911,707         37.67%
Cumulative preferred stock                             205,063          4.04%
Consolidated debt (1)                                2,958,001         58.29%
                                                -----------------------------

                                                   $ 5,074,771        100.00%
                                                ================================

(1)
Long-term debt (excluding current portion)         $ 2,489,582
Current maturities and sinking funds                    72,915
Variable rate demand bonds                              55,100
Commercial paper                                       316,400
Other short-term borrowings                             24,004
                                                ---------------

                                                   $ 2,958,001
                                                =================

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit C
Report Period:  April 1, 2003 - June 30, 2003


Item 4: The market-to-book ratio of Alliant Energy's common stock.


Market value per share at June 30, 2003                           $       19.03
Common equity at June 30, 2003                                    $   1,911,707
Total shares outstanding at June 30, 2003                            93,076,105
Book value per share at June 30, 2003                             $       20.54
Market-to-book ratio of Alliant Energy's common stock                     92.65%
                                                              ==================


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit D
Report Period:  April 1, 2003 - June 30, 2003


Item 5: Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

                           Alliant Energy Corporation
                         Statement of Retained Earnings
                    For the Three Months Ended June 30, 2003
                       (amounts in thousands of dollars)


Beginning balance (March 31, 2003)                                  $  735,676
Net income/(loss):
From EWGs and FUCOs (*)                                13,758
Other                                                  18,396
                                                  -------------
Total net income/(loss)                                                 32,154
Common stock dividends                                                 (23,132)
                                                                   -------------
Ending balance (June 30, 2003)                                      $  744,698
                                                                   =============

(*) Amount does not include the allocation of interest, tax or corporate expenses.


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit E
Report Period:  April 1, 2003 - June 30, 2003


Item 6: A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

                                                                                  For the twelve months ended June 30, 2003
                                                                                 ---------------------------------------------

                                                                                    Revenues          Net Income/(Loss)
                                                                                 ---------------------------------------------
Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.                               447,450                    51,685
Alliant Energy Neenah, LLC                                                           6,264,772                 1,965,719
Alliant Energy Servicios de Mexico, S. de R.L. de C.V.                                       -                         -
Anhui New Energy Heat & Power Co. Ltd.                                              24,121,918                 4,001,000
Catleo Energia S.A.                                                                  2,758,077                   284,487
Companhia de Electricidade de Nova Friburgo S.A.                                    18,309,758                   734,330
Companhia Energetica da Borborema S.A.                                              25,298,206                 1,450,843
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                                    68,665,390               (23,931,460)
Empresa Energetica de Sergipe S.A.                                                 104,460,599                (6,020,783)
Hebei Wuan Peak Heat and Power Co. Ltd.                                              7,628,784                 1,199,380
Henan Anfeng Electric Power Co. Ltd.                                                 8,873,704                 1,252,011
Henan Yongfeng Electric Power Co. Ltd.                                              11,241,112                 2,031,944
Infratil Ltd. (*)                                                                   69,212,193                15,792,096
Jiaxing JIES Power & Heat Co. Ltd.                                                  12,885,444                 1,539,446
LDM Utility Co., S.A. de C.V. (**)                                                           -                         -
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                                         8,331,117                 1,223,528
Sociedade Anonima de Eletrificacao da Paraiba S.A.                                 123,361,629                10,435,484
Tangshan Peak Heat and Power Co. Ltd.                                               29,445,128                   162,406
Tai An Hua Feng Peak Heat and Power Co. Ltd.                                         4,910,205                 1,877,537
Tai An Xin Wen Peak Heat and Power Co. Ltd.                                            548,793                   181,166
Tongxiang TIES Power & Heat Co. Ltd.                                                 8,404,236                 1,855,207
TrustPower Ltd. (*)                                                                321,949,344                22,827,587
Usina Termeletrica de Juiz De Fora S.A.                                             19,426,571               (10,296,871)
Zouping Peak CHP Co. Ltd.                                                           16,818,820                 3,912,071

(*)  The most recently  available  information for Alliant Energy's FUCOs in New
     Zealand is the twelve  months ended March 31, 2003.

(**) The most recently  available  information for LDM Utility Co., S.A. de C.V.
     is the twelve months ended December 31, 2002.


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit F
Report Period:  April 1, 2003 - June 30, 2003

Item 8: The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plants and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.


                                           Original Issue
                            Shareowner                        Long-term Equity
             Date           Direct Plan         401K           Incentive Plan
                       --------------------------------------------------------
          4/15/2003          44,880                  -                 -
          5/15/2003               -             79,802                 -
          5/15/2003         177,586                  -                 -
          6/16/2003          40,035                  -                 -
                       ========================================================
            TOTALS          262,501             79,802

          Grand Total:                342,303


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit G
Report Period:  April 1, 2003 - June 30, 2003


Item 9: If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

                                                                                               Date of
                                                                                               Issue/
                                                                                               Amend-     Date of        Amount
Guarantor        On Behalf Of           Purpose                Name of Guaranteed Party        ment      Expiration     Guaranteed
------------------------------------------------------------------------------------------------------------------------------------

Alliant Energy   LNTI Holdings BV   Title Guarantee;  Gen'l     Meridian Energy Australia     4/30/2003  10/31/2007   $399,167,250 *
                                    Business Representations;   Investments PTY Ltd.
                                    Payment of Back Taxes

Alliant Energy   NG Energy          Natural Gas/Oil Purchases   Nexen Marketing U.S.A. Inc.   5/21/2003   2/20/2004   $ 10,000,000
                  Trading, LLC       & Sales/Derivatives

Alliant Energy   AECS**             Transmission                The PJM Interconnection, LLC  5/13/2003   8/30/2004   $  4,000,000

Resources        NG Energy          Natural Gas Purchases &     Cinergy Marketing             5/23/2003   6/30/2004   $  5,000,000
                  Trading, LLC       Sales, Swaps & Options      & Trading, LP

Alliant Energy   Osada I LP         Second Mortgage Loan        Iowa Finance Authority        6/27/2003   6/01/2013   $    385,000
 Investments


*    The  amount  of  the  guarantee  in  favor  of  Meridian  Energy  Australia
     Investments  PTY Ltd is for AUD  592,500,000,  which was  equivalent to USD
     399,167,250 as of 6/30/03 at a rate of USD 0.6737 / AUD 1. The amount of the guarantee is to be reduced to AUD 296,250,000 on October 1, 2003 and then to AUD 85,000,000 on August 1, 2004.


**   Alliant Energy Corporate Services, Inc.



                                                                                                                 Amount
Guarantor         On Behalf Of      Purpose                 Name of Guaranteed Party        Period             Guaranteed
------------------------------------------------------------------------------------------------------------------------------

Bonds:

Alliant Energy     Cogenex          Performance /            Howard University            6/18/03-6/18/04     $  6,495,000
                                     Payment Bond
Alliant Energy     Whiting          One Well Plugging        State of New Mexico          6/15/03-6/15/04     $      5,000
Alliant Energy     Whiting          Blanket Oil & Gas        State of Arkansas            6/08/03-6/08/04     $     75,000
Alliant Energy     Cogenex          Energy Savings           University of                5/31/03-5/31/04     $     62,161
                                                              Texas Houston
Alliant Energy     Whiting          License & Permit         Billings County, ND          5/30/03-5/30/04     $     50,000
                                        Bond
Alliant Energy     Whiting          Oil & Gas                State of Colorado            5/19/03-5/19/04     $     30,000
Alliant Energy     Whiting          Oil & Gas                Town of Goldsby              5/06/03-5/06/04     $     15,000
Alliant Energy     Whiting          Oil & Gas > 10           State of North Dakota        5/01/03-5/01/04     $    100,000
                                     wells N. Elkhorn
Alliant Energy     Whiting          Oil & Gas > 10           State of North Dakota        5/01/03-5/01/04     $    100,000
                                     wells Big Stick Unit
Alliant Energy     Whiting          Overweight Permit        Lavaca Co Commissioner       4/12/03-4/12/04     $    100,000
Alliant Energy     Whiting          Blanket Bond             City of Oklahoma City        4/05/03-4/05/04     $     25,000


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit H
Report Period:  April 1, 2003 - June 30, 2003


Item 13: The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.


     Alliant Energy Corporation invested $15.5 million in non-utility energy assets during the period from April 1, 2003 through June 30, 2003.

     Alliant Energy Corporation did not form any intermediate subsidiaries during the period from April 1, 2003 through June 30, 2003.

     Alliant Energy Corporation did not form any financing subsidiaries during the period from April 1, 2003 through June 30, 2003.

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit I
Report Period:  April 1, 2003 - June 30, 2003


Item 15: Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions during the quarter.


     Incorporated by reference to Alliant Energy's Form 10-Q for the quarter ended June 30, 2003.

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit J
Report Period:  April 1, 2003 - June 30, 2003


Item 16: A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Alliant Energy on a consolidated basis and of each Utility Subsidiary.


Consolidated Statements of Capitalization                                        Interstate Power and           Wisconsin Power and
June 30, 2003                                    Alliant Energy Corporation         Light Company                  Light Company
(amounts in thousands of dollars)
                                                  Amounts       Percentage       Amounts    Percentages     Amounts      Percentages
                                                 --------------------------    -------------------------  --------------------------

Common equity                                     $  1,911,707     37.67%      $  849,781     42.90%       $  763,985       53.73%
Cumulative preferred stock                             205,063      4.04%         145,100      7.33%           59,963        4.22%
Consolidated debt (1)                                2,958,001     58.29%         985,709     49.77%          597,871       42.05%
                                                 --------------------------     ------------------------  --------------------------

                                                  $  5,074,771    100.00%      $1,980,590    100.00%       $1,421,819      100.00%
                                                 ==========================    =========================  ==========================

(1)
Long-term debt (excluding current portion)        $   2,489,582                $  827,409                  $  406,271
Current maturities and sinking funds                     72,915                     2,400                      62,000
Variable rate demand bonds                               55,100                         -                      55,100
Commercial paper                                        316,400                   155,900                      74,500
Other short-term borrowings                              24,004                         -                           -
                                                 ----------------              ---------------             ----------------

                                                  $   2,958,001                $  985,709                  $  597,871
                                                 ================              ===============             ================

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit K
Report Period:  April 1, 2003 - June 30, 2003


Item 17: A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

Statement of Retained Earnings
For the Three Months Ended June 30, 2003
(amounts in thousands of dollars)

                                                                                              Alliant Energy
                                             Interstate Power         Wisconsin Power           Corporation
                                            and Light Company        and Light Company         Consolidated

Beginning balance (March 31, 2003)           $      374,511           $   393,093             $   734,676
Gross earnings (1)                                    4,732                19,025                  32,154
Goodwill amortization (2)                                 -                     -                       -
Common stock dividends                              (21,544)              (15,494)                (23,132)
                                            ------------------------------------------------------------------
Ending balance (June 30, 2003)               $      357,699           $   396,624             $   743,698
                                            ==================================================================


     (1)  Gross   earnings   is  defined  as  net  income   excluding   goodwill
          amortization.

     (2) Pursuant to the adoption of FAS142 on January 1, 2002, Alliant Energy Corporation and its consolidated subsidiaries ceased the amortization of goodwill.